ROYAL ENERGY RESOURCES, INC.

424 Lewis Hargett Circle, Suite 250

Lexington, KY 40503

September 26, 2019

Mr. George K Schuler

Office of Beverages, Apparel and Mining

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Re:	Royal Energy Resources, Inc.
Form 10-K Filed March 29, 2019 File No. 000-52547

Dear Mr. Schuler:

Set forth below are the responses of Royal Energy Resources, Inc. (the “Company”), “we”, “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated August 26, 2019, with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 (the “2018 Form 10-K”). For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comments in bold text.

By way of background, and as disclosed in the 2018 Form 10-K, the Company’s primary operations and assets consist of its controlling interest in Rhino Resource Partners, LP (“Rhino”), whose financial statements are consolidated with the Company’s for financial reporting purposes. Rhino’s common units are also registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), and it is required to file reports with the Commission pursuant to Section 13 of the Exchange Act. Attached hereto as Exhibits A and B is additional language that the Company proposes to make to Items 1 and 2, respectively, to the 2018 Form 10-K (the “Revised Disclosure”). The Revised Disclosure would conform the disclosure of the Company’s mining operations and assets with the same disclosure provided by Rhino in its reports filed pursuant to Section 13 of the Exchange Act

Form 10-K

Coal Operations, page 12

1.	Please disclose the following information for each of your coal properties:

●	The nature of your ownership or interest in your coal properties.

Mr. George Schuler Securities and Exchange Commission September 26, 2019 Page 2

●	A description of all interests in your properties, including the terms of all underlying agreements and royalties.

●	Describe the process by which mineral rights are acquired for your coal properties and the basis and duration of your mineral rights, surface rights, leases and/or concessions.

●	Disclose if you had a qualified title company confirm your property right assertions. Discuss what type of title review you have for the majority of your reserves.

●	Disclose the area of your coal properties, either in hectares or in acres.

Please ensure that you fully discuss the material terms of the land or mineral rights securing agreements, as required under paragraph (b)(2) of Industry Guide 7.

Response: The Revised Disclosure provides the following disclosure about each of the Company’s coal properties:

●	a map showing the location of each property, which includes nearby interstate roads, railroads and navigable waters;

●	that all properties are owned or leased;

●	that the Company uses two basic forms of lease, which either provide for an automatic extension of the term until the reserves are exhausted or a fixed term that is long enough to enable the Company to exhaust the reserves;

●	that many of the Company’s leases require payment of minimum royalties, even if no mining activities take place on the property, and that minimum royalties are normally credited against production royalties owed once production begins;

●	that the Company does not verify title and boundaries to properties until it decides to mine the reserves, at which time it uses industry standard practices to verify ownership and boundaries.

The additional disclosure does not include certain additional items requested by the comment because they do not appear to be required by Industry Guide No. 7, or because the information would not be meaningful to investors because of the large number of leases, none of which are individually material to the Company’s mining operations. Items 102 and 1303 of Regulation S-K permit a registrant with more than one mining property to provide disclosure of about its properties on a collective or summary basis and to take into account the materiality of disclosure to investors when describing its properties. In determining the materiality to investors, the Company is guided by amount and type of disclosure provided by other industry participants on the same or similar issues. In that regard, the Company believes that its level of detail of title to its coal properties is consistent with the type of disclosure provided by other significant public coal mining companies that operate multiple mines in dispersed geographic areas, each of which is composed of a significant number of small leases or deeds.

Mr. George Schuler Securities and Exchange Commission September 26, 2019 Page 3

2.	For each of your mines, provide the disclosures required by Industry Guide 7(b). In particular, provide a brief discussion of:

●	The location and means of access to your property, including the modes of transportation utilized to and from the property, such as roadways, barge and/or railroad access.

●	A brief description of the rock formations and mineralization of existing or potential economic significance on the property, including coal beds of interest along with the minable coal thickness.

●	Describe the present condition of your mines. Describe the details as to modernization, physical condition, and production capacity of your plant and mining equipment, including subsurface improvements, mining equipment used, and other infrastructure facilities.

●	Please provide a description of all your coal processing and/or handling facilities.

●	Disclose material events of interest concerning your mines, adverse or otherwise within the last three years. Disclose any mine expansions, contractions or decommissioning within the last three years. Disclose any joint ownership, and any use of mining contractors.

●	Disclose the source of power and water that is utilized at your property.

You may refer to Industry Guide 7, paragraphs (b) (1) through (5), for specific guidance pertaining to the foregoing, available on our website at the following address: www.sec.gov/about/forms/industryguides.pdf

Response: The Revised Disclosure provides the following disclosure about each of the Company’s mining operations:

●	The location of each mining operation;

●	A map showing the location of each mining operation;

●	The extent to which the location is accessible by truck, barge or rail;

●	The number of active mines at each location, and whether they are surface or underground mines;

Mr. George Schuler Securities and Exchange Commission September 26, 2019 Page 4

●	The methods of mining used for surface and underground mining;

●	A description of the coal processing and handling facilities utilized and available at each mining location;

●	Events of interest at each mining operation in the last three years, including openings, expansions and decommissioning of mines;

●	The tons produced in the last fiscal year from each property, along with the production capacity of the property where relevant;

The additional disclosure does not include certain additional items requested by the comment because they do not appear to be required by Industry Guide No. 7, or because the information would not be meaningful to investors. For example, the Company has not provided information as to the rock formation and mineable coal thickness for each property because it does not appear to be required by Industry Guide No. 7. The Company has not commented specifically on the condition of each property because they are all generally in good condition, although it would provide more disclosure about a property if the Company determined it was in poor condition.

The Company notes that its level of detail provided about each mining operations is consistent with the type of disclosure provided by other significant public mining companies that operate multiple mines in dispersed geographic areas. See Items 102 and 1303 of Regulation S-K.

3. Please disclose your annual production at each material property and any third-party coal purchases. Provide a table showing the last three years annual production for each of your mines, and the average price received for your coal. A mine can be defined as all the mines that supply a single wash plant, if that is applicable. See Instruction 1 to Item 102 of Regulation S-K.

Response: The Revised Disclosure includes the annual production in tons from each property for 2016, 2017 and 2018, as well as the number of tons of coal that the Company purchased from third parties in 2018. The Revised Disclosure does not include the average price received for the Company’s coal on a per mine basis. Item 7 of the 2018 10-K already includes disclosure of the average price obtained for coal on a company-wide basis in 2017 and 2018. Disclosure of the average price obtained on a per mine basis is not required by Industry Guide No. 7 or Regulation S-K, and does not appear to be provided by any other industry participants. Such information would be of little value to investors, but of great value to the Company’s competitors and customers with whom the Company must compete for coal sales (and thus harmful to the Company). Accordingly, the Company considers information as to average sales prices by mine to be confidential information and objects strongly to disclosing it, particularly without any requirement that all of its competitors make the same disclosure.

Mr. George Schuler Securities and Exchange Commission September 26, 2019 Page 5

Coal Reserves and Non-Reserve Coal Deposits, page 51

4. We note you retained Marshall Miller & Associates, Inc. to independently verify your coal reserves and non-reserve coal deposit estimates. Please forward to our engineer as supplemental information and not as part of your filing, your information that establishes the legal, technical, and economic feasibility of your materials designated as reserves, as required by Industry Guide 7(c).

To minimize the transfer of paper, please provide the requested information on a CD or a flash drive, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of this supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information.

Please note that you may request the return of this information pursuant to the provisions of Rule 12b-4 of the Exchange Act.

If there are any questions concerning the above request, please phone Mr. George K. Schuler, Mining Engineer at (202) 551-3718.

Response: The Company will send the requested information in the requested format to the attention of Mr. Schuler promptly after this letter is filed.

5. In a table, disclose your proven and probable reserves separately for each mine as defined in Industry Guide 7.

●	Provide the coal basin price used to determine your reserves.

●	Disclose the wash plant recoveries for each of your mines.

●	Indicate tonnages that are “assigned” to an existing facility and those that have not been “assigned.”

●	Disclose if the coal is steam or metallurgical, if it is leased or owned, and what is the BTU amount per pound and sulfur content. Do not report Btu content as “dry,” but include natural moisture in the calculation.

●	Provide totals to the table where appropriate

●	Disclose your percentage of compliance and non-compliance coal.

●	If you lease any of your lands to other coal operators, disclose the total annual royalty tonnage being mined from your properties, total acreage leased and the amount of income you receive from royalty payments from other operators for the last three years.

Mr. George Schuler Securities and Exchange Commission September 26, 2019 Page 6

Response: The Revised Disclosure provides tables that provide the following disclosure about each mine:

●	One table that discloses the total reserves for each mine, with such total broken out among proven, probable, assigned and unassigned reserves, owned, leased, steam and metallurgical;

●	One table that discloses the ash and sulfur content for each mine, as well as the BTU amount per pound on a moist basis;

●	Both tables provide totals where appropriate;

●	All amounts are shown net of wash plant losses;

●	The Company does not lease any of its lands to other coal operators.

The Company has not disclosed the percentages of compliance and non-compliance coal, the wash plant recoveries for each mine (although amounts are presented net of wash plant losses), or the coal basin price used to determine reserves because such information is not required by Industry Guide No. 7 and does not appear to be provided by other mining companies. With regard to compliance coal, the Revised Disclosure discloses that the coal reserves in the Central Appalachian and Western Bituminous regions are marketable as compliance coal, while the coal reserves in the Northern Appalachian and Illinois Basin regions are not, which we believe is consistent with the type of disclosure provided by other industry participants. See Items 102 and 1303 of Regulation S-K. With regard to wash plant recoveries, the Company notes that it provides that same level of disclosure that is provided by Rhino in its reports to the Commission, which disclosure was the subject of a comment letter from the SEC in 2016. See Rhino’s response to comment letter dated August 23, 2016 (available on EDGAR).

*     *     *

In connection with responding to the Staff’s comments, we acknowledge that:

●	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

●	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at (859) 389-6500 with any questions.

Sincerely,

ROYAL ENERGY RESOURCES, INC.

/s/ Whitney C. Kegley
Whitney C. Kegley
General Counsel

Cc: Pam Howell, Securities and Exchange Commission
Robert J. Mottern, Esq., Davis Gillett Mottern & Sims, LLC

EXHIBIT A

Coal Operations

Mining and Leasing Operations

As of December 31, 2018, the Partnership operated two mining complexes located in Central Appalachia (Tug River and Rob Fork). In addition, during 2018, the Partnership operated one mining complex located in Northern Appalachia (Hopedale). The other Northern Appalachia mining complex, Sands Hill Mining, was sold in November 2017. In the Western Bituminous region, the Partnership operated one mining complex located in Emery and Carbon Counties, Utah (Castle Valley). The Partnership also operated a mining complex in the Illinois Basin, the Riveredge mine at its Pennyrile mining complex. (See Note 4 of the consolidated financial statements included elsewhere in this annual report for further information on the disposition of Sands Hill Mining)

The Partnership defines a mining complex as a central location for processing raw coal and loading coal into railroad cars, barges or trucks for shipment to customers. These mining complexes include five active preparation plants and/or loadouts, each of which receive, blend, process and ship coal that is produced from one or more of our active surface and underground mines. All of the preparation plants are modern plants that have both coarse and fine coal cleaning circuits.

The following map shows the location of the Partnership’s coal mining and leasing operations as of December 31, 2018 (Note: the McClane Canyon mine in Colorado was permanently idled at December 31, 2013):

STATE OF COLORADO
Grand Junction
Denver
McCLANE CANYON
Colorado Springs
Not to Scale
STATE OF UTAH
SALT LAKE CITY
CASTLE VALLEY
PRICE
HUNTINGTON
Not to Scale
STATE OF INDIANA
Springfield
TAYLORVILLE FIELD
STATE OF ILLINOIS
Owensboro
Pennyrile Complex
Madisonville
STATE OF KENTUCKY
Not to Scale
PENNSYLVANIA
Akron
Youngstown
New Castle
Canton
LEESVILLE FIELD
SPRINGDALE FIELD
ALLEGHENY
Pittsburgh
Steubenville
HOPEDALE COMPLEX
Wheeling
Washington
Columbus
Zanesville
OHIO
MONONGAHELA
Uniontown
Morgantown
MD
Fairmont
Chillicothe
Parkersburg
Clarksburg
RIVER
OHIO
Elkins
RICH MOUNTAIN FIELD
KANAWHA
Ashland
Huntington
Charleston
WEST VIRGINIA
RIVER
Lexington
Morehead
HEADQUARTERS OFFICE
RHINO EASTERN FIELD
KENTUCKY
TUG RIVER COMPLEX
Prestonsburg
Beckley
CAM MINING
Pikeville
Hazard
ROB FORK COMPLEX
VIRGINIA
Roanoke
N
TENNESSEE
NORTH CAROLINA
LEGEND
APPROXIMATE LIMIT OF COAL MEASURES
COAL OPERATIONS AND RESERVES
INTERSTATE ROADS
RAILROADS
NAVIGABLE WATERWAYS (+9 FT.)
RHINO RESOURCE PARTNERS LP
COAL OPERATIONS AND RESERVES
NORTHERN AND CENTRAL APPALACHIA,
WESTERN BITUMINOUS REGION,
AND ILLINOIS BASIN

The Partnership’s surface mines include area mining and contour mining. These operations use truck and wheel loader equipment fleets along with large production tractors and shovels. The Partnership’s underground mines utilize the room and pillar mining method. These operations generally consist of one or more single or dual continuous miner sections which are made up of the continuous miner, shuttle cars, roof bolters, feeder and other support equipment. The Partnership currently owns most of the equipment utilized in the Partnership’s mining operations. The Partnership employs preventive maintenance and rebuild programs to ensure that the Partnership’s equipment is modern and well-maintained. The rebuild programs are performed either by an on-site shop or by third-party manufacturers.

The following table summarizes the Partnership’s mining complexes and production from continuing operations by region as of December 31, 2018.

Region	Preparation Plants and Loadouts	Transportation to Customers(1)	Number and Type of Active Mines(2)	Tons Produced for the Year Ended December 31, 2018 (3)	Tons Produced for the Year Ended December 31, 2017 (3)	Tons Produced for the Year Ended December 31, 2016 (3)
				(in million tons)
Central Appalachia
Tug River Complex (KY, WV)	Tug Fork & Jamboree(4)	Truck, Barge, Rail (NS)	2S	1.2	0.9	0.4
Rob Fork Complex (KY)	Rob Fork	Truck, Barge, Rail (CSX)	1U,1S	0.5	0.6	0.3
Northern Appalachia(5)
Hopedale Complex (OH)	Nelms	Truck, Rail (OHC, WLE)	1U	0.4	0.4	0.3
Illinois Basin
Taylorville Field (IL)	n/a	Rail (NS)	—	—	—	—
Pennyrile Complex (KY)	Preparation plant & river loadout	Barge	1U	1.3	1.3	1.3
Western Bituminous
Castle Valley Complex (UT)	Truck loadout	Truck	1U	1.0	1.0	0.9
McClane Canyon Mine (CO)(6)	n/a	Truck	—	—	—	—
Total			4U,3S	4.4	4.2	3.3

(1)	NS = Norfolk Southern Railroad; CSX = CSX Railroad; OHC = Ohio Central Railroad; WLE = Wheeling & Lake Erie Railroad.

(2)	Numbers indicate the number of active mines. U = underground; S = surface. All of the Partnership’s mines as of December 31, 2018 were company-operated.

(3)	Total production based on actual amounts and not rounded amounts shown in this table.

(4)	Jamboree includes only a loadout facility.

(5)	The Sands Hill Mining complex was previously included in the Partnership’s Northern Appalachia region and was sold in November 2017.

(6)	The McClane Canyon mine was permanently idled as of December 31, 2013.

Central Appalachia. For the year ended December 31, 2018, the Partnership operated two mining complexes located in Central Appalachia consisting of one active underground mine and three surface mines. For the year ended December 31, 2018, the mines at the Partnership’s Tug River and Rob Fork mining complexes produced an aggregate of approximately 1.2 million tons of steam coal and an estimated 0.5 million tons of metallurgical coal.

Tug River Mining Complex. The Partnership’s Tug River mining complex is located in Kentucky and West Virginia bordering the Tug River. This complex produces coal from two company-operated surface mines, which includes one high-wall mining unit. Coal production from these operations is delivered to the Tug Fork preparation plant for processing and then transported by truck to the Jamboree rail loadout for blending and shipping. Coal suitable for direct-ship to customers is delivered by truck directly to the Jamboree rail loadout from the mine sites. The Tug Fork plant is a modern, 350 tons per hour preparation plant utilizing heavy media circuitry that is capable of cleaning coarse and fine coal size fractions. The Jamboree loadout is located on the Norfolk Southern Railroad and is a modern unit train, batch weigh loadout. This mining complex produced approximately 1.0 million tons of steam coal and approximately 0.2 million tons of metallurgical coal for the year ended December 31, 2018.

Rob Fork Mining Complex. The Partnership’s Rob Fork mining complex is located in eastern Kentucky and produces coal from one company-operated surface mine and one company-operated underground mine. The Rob Fork mining complex is located on the CSX Railroad and consists of a modern preparation plant utilizing heavy media circuitry that is capable of cleaning coarse and fine coal size fractions and a unit train loadout with batch weighing equipment. The mining complex has significant blending capabilities allowing the blending of raw coals with washed coals to meet a wide variety of customers’ needs. The Rob Fork mining complex produced approximately 0.2 million tons of steam coal and 0.3 million tons of metallurgical coal for the year ended December 31, 2018.

Northern Appalachia. For the year ended December 31, 2018, the Partnership operated one mining complex located in Northern Appalachia consisting of one company-operated underground mine. For the year ended December 31, 2018, the mine produced an aggregate of approximately 0.4 million tons of steam coal. The Partnership sold the Partnership’s Sands Hill Mining operation in November 2017, which consisted of one company-operated surface mine.

Hopedale Mining Complex. The Hopedale mining complex includes an underground mine located in Hopedale, Ohio approximately five miles northeast of Cadiz, Ohio. Coal produced from the Hopedale mine is cleaned at the Partnership’s Nelms preparation plant located on the Ohio Central Railroad and the Wheeling & Lake Erie Railroad and then shipped by train or truck to the Partnership’s customers. The infrastructure includes a full-service loadout facility. This underground mining operation produced approximately 0.4 million tons of steam coal for the year ended December 31, 2018.

Western Bituminous Region. The Partnership operate one mining complex in the Western Bituminous region that produces coal from an underground mine located in Emery and Carbon Counties, Utah. The Partnership also had one underground mine located in the Western Bituminous region in Colorado (McClane Canyon) that was permanently idled at the end of 2013.

Castle Valley Mining Complex. The Partnership’s Castle Valley mining complex includes one underground mine located in Emery and Carbon Counties, Utah and include coal reserves and non-reserve coal deposits, underground mining equipment and infrastructure, an overland belt conveyor system, a loading facility and support facilities. The Partnership produced approximately 1.0 million tons of steam coal from one underground mine at this complex for the year ended December 31, 2018.

Illinois Basin. The Partnership operates one mining complex in the Illinois Basin region that produces coal from an underground mine located in Daviess and McLean counties in western Kentucky contiguous to the Green River. The Partnership also have an estimated 111.1 million of proven and probable reserves in the Taylorville Field area in the Illinois Basin that remain undeveloped.

Pennyrile Mining Complex. In mid-2014, the Partnership completed the initial construction of a new underground mining operation on the purchased property, referred to as the Partnership’s Pennyrile mining complex, which includes one underground mine, a preparation plant and river loadout facility. The property is adjacent to a navigable waterway, which allows for exports to non-U.S. customers. The Partnership produced approximately 1.3 million tons of steam coal from this mine for the year ended December 31, 2018. The Partnership believe the possibility exists to expand production up to 2.0 million tons per year with further development of the mine at the Pennyrile complex.

EXHIBIT B

Coal Reserves and Non-Reserve Coal Deposits

We base our coal reserve and non-reserve coal deposit estimates on engineering, economic and geological data assembled and analyzed by our staff. These estimates are also based on the expected cost of production and projected sale prices and assumptions concerning the permitability and advances in mining technology. The estimates of coal reserves and non-reserve coal deposits as to both quantity and quality are periodically updated to reflect the production of coal from the reserves, updated geologic models and mining recovery data, coal reserves recently acquired and estimated costs of production and sales prices. Changes in mining methods may increase or decrease the recovery basis for a coal seam as will plant processing efficiency tests. We maintain reserve and non-reserve coal deposit information in secure computerized databases, as well as in hard copy. The ability to update and/or modify the estimates of our coal reserves and non-reserve coal deposits is restricted to a few individuals and the modifications are documented.

Periodically, we retain outside experts to independently verify our coal reserve and our non-reserve coal deposit estimates. The most recent audit by an independent engineering firm of our coal reserve and non-reserve coal deposit estimates was completed by Marshall Miller & Associates, Inc. as of December 31, 2018, and covered a majority of the coal reserves and non-reserve coal deposits that we controlled as of such date. We intend to continue to periodically retain outside experts to assist management with the verification of our estimates of our coal reserves and non-reserve coal deposits going forward.

We have a geographically diverse asset base with coal reserves located in Central Appalachia, Northern Appalachia, the Illinois Basin and the Western Bituminous region. As of December 31, 2018, we controlled an estimated 268.5 million tons of proven and probable coal reserves, consisting of an estimated 214.0 million tons of steam coal and an estimated 54.5 million tons of metallurgical coal. Proven and probable coal reserves increased approximately 15.8 million tons from 2017 to 2018 primarily as the result of the revised economic feasibility of our non-reserve coal deposits. In addition, as of December 31, 2018, we controlled an estimated 164.1 million tons of non-reserve coal deposits, which decreased primarily due to the reclassification of non-reserve coal deposits to proven and probable reserves. For the year ended December 31, 2018, we purchased and sold 331 tons of third-party coal.

Substantially all of our reserves in the Central Appalachia and Western Bituminous regions are marketable as compliance coal under Phase II of the Federal Clean Air Act, while our reserves in the Northern Appalachian and Illinois Basin are not marketable as compliance coal. Compliance coal is defined by Phase II of the Federal Clean Air Act as coal having sulfur dioxide content of 1.2 pounds or less per million Btu. Electricity generators are able to use coal that exceeds these specifications by using emissions reduction technology, using emission allowance credits or blending higher sulfur coal with lower sulfur coal.

Coal Reserves

The following table provides information as of December 31, 2018 on the type, amount and ownership of the coal reserves:

	Proven and Probable Coal Reserves (1)
Region	Total (3)	Proven	Probable	Assigned	Unassigned	Owned	Leased	Steam (2)	Metallurgical (2)
	(in million tons)
Central Appalachia
Tug River Complex (KY, WV)	23.0	19.8	3.2	18.8	4.3	9.2	13.8	13.0	10.0
Rob Fork Complex (KY)	14.0	12.9	1.1	14.0	-	6.4	7.6	11.6	2.4
Rhino Eastern Field (WV) (3)	33.9	19.4	14.4	29.1	4.7	-	33.9	-	33.9
Rich Mountain Field (WV)	8.2	2.7	5.5	-	8.2	8.2	-	-	8.2
Total Central Appalachia (5)	79.1	54.8	24.2	61.9	17.2	23.8	55.3	24.6	54.5
Northern Appalachia
Hopedale Complex (OH)	18.6	15.2	3.5	18.6	-	4.0	14.6	18.6	-
Leesville Field (OH)	-	-	-	-	-	-	-	-	-
Springdale Field (PA)	13.7	8.8	4.9	-	13.7	13.7	-	13.7	-
Total Northern Appalachia (5)	32.3	24.0	8.4	18.6	13.7	17.7	14.6	32.3	-
Illinois Basin
Taylorville Field (IL)	111.1	38.9	72.3	-	111.1	-	111.1	111.1	-
Pennyrile Complex (KY)	24.9	14.1	10.7	24.9	-	0.2	24.7	24.9	-
Total Illinois Basin (5)	136.0	53.0	83.0	24.9	111.1	0.2	135.8	136.0	-
Western Bituminous
Castle Valley Complex (UT)	14.9	11.3	3.6	14.9	-	-	14.9	14.9	-
McClane Canyon Mine (CO) (4)	6.2	4.1	2.1	6.2	-	0.1	6.1	6.2	-
Total Western Bituminous (5)	21.1	15.4	5.7	21.1	-	0.1	21.0	21.1	-
Total (5)	268.5	147.2	121.3	126.5	142.0	41.8	226.7	214.0	54.5
Percentage of total (5)		54.8%	45.2%	47.1%	52.9%	15.6%	84.4%	79.7%	20.3%

(1)	Represents recoverable tons. The recoverable tonnage estimates take into account mining losses and coal wash plant losses of material from both mining dilution and any non-coal material found within the coal seams. Except for coal expected to be processed and sold on a direct-shipped basis, a specific wash plant recovery factor has been estimated from representative exploration data for each coal seam and applied on a mine-by-mine basis to the estimates. Actual wash plant recoveries vary depending on customer coal quality specifications.

(2)	For purposes of this table, we have defined metallurgical coal reserves as reserves located in those seams that historically have been of sufficient quality and characteristics to be able to be used in the steel making process. All other coal reserves are defined as steam coal. However, some of the reserves in the metallurgical category can also be used as steam coal.

(3)	The Rhino Eastern joint venture was dissolved in January 2015. As part of this dissolution, we received approximately 34 million tons of premium metallurgical coal reserves, which we have included in the proven and probable reserves listed above as of December 31, 2018.

(4)	The McClane Canyon mine was permanently idled as of December 31, 2013.

(5)	Percentages of totals are calculated based on actual amounts and not the rounded amounts presented in this table.

The majority of our leases have an initial term denominated in years but also provide for the term of the lease to continue until exhaustion of the “mineable and merchantable” coal in the lease area so long as the terms of the lease are complied with. Some of our leases have terms denominated in years rather than mine-to-exhaustion provisions, but in all such cases, we believe that the term of years will allow the recoverable reserves to be fully extracted in accordance with our projected mine plan. Consistent with industry practice, we conduct only limited investigations of title to our coal properties prior to leasing. Title to lands and reserves of the lessors or grantors and the boundaries of our leased priorities are not completely verified until we prepare to mine those reserves. Many leases require payment of minimum royalties, payable either at the time of the execution of the lease or in periodic installments, even if no mining activities have begun. These minimum royalties are normally credited against the production royalties owed to a lessor once coal production has commenced.

The following table provides information on particular characteristics of our coal reserves as of December 31, 2018:

	As Received Basis (1)				Proven and Probable Coal Reserves (2)
						Sulfur Content
Region	% Ash	% Sulfur	Btu/lb.	S02/mm Btu	Total	<1%	1-1.5%	>1.5%	Unknown
						(in million tons)
Central Appalachia
Tug River Complex (KY, WV)	9.42%	1.19%	13,145	1.80	23.0	9.9	9.7	2.5	0.9
Rob Fork Complex (KY)	5.41%	1.26%	13,527	1.87	14.0	6.5	4.3	1.6	1.6
Rhino Eastern Field (WV) (3)	4.17%	0.67%	14,035	0.96	33.9	28.8	4.9	-	0.2
Rich Mountain Field (WV)	7.28%	0.60%	13,235	0.91	8.2	8.2	-	-	-
Total Central Appalachia	6.24%	0.91%	13,611	1.34	79.1	53.4	18.9	4.1	2.7
Northern Appalachia
Hopedale Complex (OH)	6.66%	2.26%	13,738	3.30	18.6	-	-	18.6	-
Springdale Field (PA)	7.08%	1.91%	13,337	2.87	13.7	-	-	13.7	-
Total Northern Appalachia	6.84%	2.11%	13,568	3.11	32.3	-	-	32.3	-
Illinois Basin
Taylorville Field (IL)	7.75%	3.53%	11,057	6.38	111.1	-	-	111.1	-
Pennyrile Complex (KY)	7.79%	2.53%	11,475	4.42	24.9	-	-	24.9	-
Total Illinois Basin	7.76%	3.35%	11,133	6.01	136.0	-	-	136.0	-
Western Bituminous
Castle Valley Complex (UT)	10.58%	0.90%	12,055	1.49	14.9	5.3	9.6	-	-
McClane Canyon Mine (CO) (4)	11.19%	0.57%	11,241	1.01	6.2	6.2	-	-	-
Total Western Bituminous	10.76%	0.80%	11,814	1.36	21.1	11.5	9.6	-	-
Total (5)	7.45%	2.29%	12,194	3.76	268.5	64.9	28.5	172.4	2.7
Percentage of total (5)						24.2%	10.6%	64.2%	1.0%

(1)	As received basis represents average quality on a moist basis.

(2)	Represents recoverable tons.

(3)	The Rhino Eastern joint venture was dissolved in January 2015. As part of this dissolution, we received approximately 34 million tons of premium metallurgical coal reserves, which we have included in the proven and probable reserves listed above as of December 31, 2018.

(4)	The McClane Canyon mine was permanently idled as of December 31, 2013.

(5)	Totals and percentages of totals are calculated based on actual amounts and not the rounded amounts presented in this table.

Non-Reserve Coal Deposits

The following table provides information on our non-reserve coal deposits as of December 31, 2018:

	Non-Reserve Coal Deposits
		Total Tons
Region	Total Tons	Owned	Leased
	(in million tons)
Central Appalachia	38.0	10.7	27.3
Northern Appalachia	60.6	55.8	4.8
Illinois Basin	35.9	-	35.9
Western Bituminous	29.6	-	29.6
Total	164.1	66.5	97.6
Percentage of total		40.52%	59.48%

Consistent with industry practice, we conduct only limited investigations of title to our coal properties prior to leasing. Title to lands and non-reserve coal deposits of the lessors or grantors and the boundaries of our leased priorities are not completely verified until we prepare to mine the coal.